Item 77D - 	Deutsche Intermediate Tax/AMT
Free Fund (a series of Deutsche Tax
Free Trust) (the "Fund")

Effective February 16, 2017, the Fund's principal investment strategy was amended to include the following:

The fund may also invest in exchange-traded funds
(ETFs). The fund's investments in ETFs will be limited to 5% of total assets in any one ETF and 10% of total assets in the aggregate in ETFs.